

December 20, 2011

Via E-mail
Najeeb Ghauri
Chief Executive Officer
NetSol Technologies, Inc.
23901 Calabasas Road, Suite 2072
Calabasas, CA 91302

      Re: NetSol Technologies, Inc.
             Amendment No. 1 to Registration Statement on Form S-3
             Filed November 29, 2011
             File No. 333-177483

             Form 10-Q for the Quarterly Period Ended September 30, 2011
             Filed November 8, 2011
             File No. 000-22773

Dear Mr. Ghauri:

      We have reviewed the above-referenced filings and your response letter dated November 29, 2011, and we have the following comments. References to prior comments are to those contained in our letter dated November 18, 2011.

Form 10-Q

Item 4. Controls and Procedures, page 37

1.   We note your response to prior comment 5. You assert that your management concluded that the company's identified material weakness in internal control over financial reporting—which relates to the lack of sufficient technical accounting knowledge with respect to accounting for complex matters under U.S. GAAP—does not correlate to a weakness in disclosure controls and procedures. It remains unclear to us how management reached this conclusion. In this regard, please consider and address the following:

- While an ineffectiveness conclusion with respect to internal control over financial reporting does not necessarily mean that disclosure controls and procedures are not effective, there is substantial overlap between disclosure controls and procedures and internal control over financial reporting. In particular, disclosure controls and procedures include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles. Refer to Section II.D of SEC Release No. 33-8238, and further explain your position, or revise your disclosure as appropriate.

- Further, explain how management reached the conclusion that the company's disclosure controls and procedures were effective as of September 30, 2011, given that management concluded that your disclosure controls and procedures were <u>not</u> effective as of June 30, 2011, as disclosed in your Form 10-K filed on September 16, 2011. Please describe the circumstances or events that occurred to enable management to change its determination. In this regard, we note your disclosure that there were no changes in internal control over financial reporting required to be disclosed under Item 308(c) of Regulation S-K during the quarter ended September 30, 2011.

Please contact me at (202) 551-3483 with any questions. If you thereafter need assistance, you may contact Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: <u>Via E-mail</u>
        Patti McGlasson, General Counsel
        Lynne Bolduc, Oswald & Yap LLP